SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

1st Quarter Results Announcement

São Paulo, May 12, 2008

Conference calls

Portuguese	English
May 13, 2008	May 13, 2008
10:00 am (Brazil time)	11:30 am (Brazil time)
09:00 am (US EDT)	10:30 am (US EDT)

Phone: +55 (11) 2188-0188	Phone: +1 (973) 935-8893
Password: TAM	Password: 46701383

Replay: +55 (11) 2188-0188	Replay: +1 (706) 645-9291
Available from 05/13/2008 until 05/20/2008	Available from 05/13/2008 until 05/20/2008
Code: TAM	Code: 46701383

Index

Highlights	3

Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread of RASK (–) CASK	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international	5
Graph 3: Market share - domestic and international	5
Table 1: Operational data	6
Table 2: Fleet	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and Expenses - Quarter	10

EBITDAR, EBITDA, EBIT and Net Income	13
Table 6: Calculation of EBITDAR, EBITDA e EBIT Calculation	13

Cash Flow	14
Graph 4: Cash Flow	14
Table 7: Cash Flow - Quarter	15
Table 8: Cash Flow - Year	16

Balance Sheet	17
Table 9: Balance Sheet	17

Indebtedness	18
Table 10: Breakdown and maturity of financial debt	18
Table 11: Breakdown and maturity of operational leases	18

Business Units	19
Loyalty Program	19
Maintenance Center	19

Stock Market	20
Table 12: Actual Shareholders	20
Graph 5: Stock Performance	20

Strategy & Estimates	21
Estimates 2008	22
Graph 6: Fleet Projection	22

Financial Reports in US GAAP	23
Table 13: Income Statement - Quarter	23
Table 14: Cash Flow	27
Table 15: Condensed Balance Sheet	28
Table 16: Breakdown and maturity of leases	29

Glossary	30

Investor Relations contacts	31

Highlights

• 7.6 million passengers	São Paulo, May 12, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), reports
transported - an increase of	its fisrt quarter results for 2008 (1Q08). Operational and financial data, except
13%	where otherwise indicated, are presented based on amounts consolidated in
Reais (R$) and prepared in accordance with accounting principles generally
• Decrease in block	accepted in Brazil (BR GAAP).
hours/day per aircraft from
13.0 to 12.6	Operational Performance

• Gross Revenues of R$ 2.3	Domestic Operations
billion, an increase of 22.7%
	•	TAM reached 50.0% average market share in 1Q08.
• Redelivery of two F100s,
compensated by the delivery	•	ASKs (capacity) increased 14.2% in 1Q08 compared to 1Q07 as a result
of 1 A320 in 1Q08 vs. 4Q07		of the increase in the operating fleet of 16 A320 and 3 A321, compensated by 13 F100 reduction and other 3 in redelivery and the reduction in block
• Begin of code share		hours by aircraft from 13.0 hours/day to 12.6 hours/day (total operation).
operations with LAN Peru
	•	RPKs (demand) increased 14.6% in 1Q08 compared to 1Q07.
• IOSA certificate (IATA
Operational Safety Audit)	•	TAM’s domestic load factor increased to 70.9% in 1Q08, compared to
renewed until January 2010		70.7% in 1Q07.

• Firm contract for	International Operations
acquisition of 22 A350 XWBs,
four A330-200s and 20 A320	•	TAM reached 67.7% average market share in 1Q08.
aircraft
	•	ASKs (capacity) increased 49.7% in 1Q08, due to the increase of 2 A340
• Easy Web Check-in		and 2 A330 and into our international operating fleet allowing the beginning of
expanded for international		long haul daily flights to Frankfurt and Madrid. In South America we started
Destinations		daily flights to Caracas and Montevideo through the increase in the narrow body fleet in the region.
• Conclusion of 30 business
agreements (SPAs), reaching	•	RPKs (demand) increased 61.3% comparing 1Q08 with 1Q07.
64 airline partners abroad
	•	TAM’s international load factor increased 5.6p.p. to 76.8% in 1Q08
• 153 thousand shares		compared to 71.2% in 1Q07.
bought back
Financial Performance
• Combination of TAM’s
Loyalty Program with	•	Total CASK increased by 2.1% in 1Q08 compared to 1Q07, and CASK
Lufthansa’s Miles & More		excluding fuel decreased 5.5%.

	•	EBIT and EBITDAR margins of 0.8% and 12% respectively.

	•	Net income of R$ 2.6 million, a positive margin of 0.1%.

	•	Our total cash and cash equivalents equalled R$ 2,226 million.

	•	Return on Assets (ROA) of 1.1%

	•	Return on Equity (ROE) of 4.9%

Spread (RASK – CASK)

The spread between RASK and CASK was 0.1 resulting in an EBIT margin of 0.8% in 1Q08.

The main factors that contributed to the increase of 2.1% in CASK in 1Q08 were the impact by the reduction on our aircraft daily utilization from 13.0 to 12.6 hours and the increase in insurance, personnel and fuel, partially off-set by the reduction of outsourced services, aircraft and equipment leasing and maintenance and review, per ASK mainly due to the appreciation of the Real in 14.7% .

To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market

Graph 2: Market growth in domestic and international markets (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

		2008		2007	Variation (%)

		Accum . To		Accum . To		Accum . To
	1st quarter	M ar	1st quarter	M ar	1st quarter	M ar

Total
Passengers transported (thousand)	7,552	7,552	6,665	6,665	13.3	13.3
RPK (million)	10,103	10,103	7,769	7,769	30.0	30.0
ASK (million)	13,799	13,799	10,967	10,967	25.8	25.8
Load factor - %	73.2	73.2	70.8	70.8	2.4 p.p.	2.4 p.p.
Break-even load factor (BELF) - %	72.6	72.6	67.5	67.5	5.2 p.p.	5.2 p.p.
Average tariff	256	256	240	240	6.8	6.8
Flight hours	126,326	126,326	111,872	111,872	12.9	12.9
Kilometers flow n by aircraft (million)	75,447	75,447	65,628	65,628	15.0	15.0
Liters of fuel (million)	500,779	500,779	402,576	402,576	24.4	24.4
Aircraft utilization (hours per day)	12.6	12.6	13.0	13.02	-3.3	-3.3
Aircraft utilization by track (hours per day)¹	13.6	13.6	13.6	13.63	-0.2	-0.2
Landings	67,540	67,540	64,337	64,337	5.0	5.0
Stage Length	1,117	1,117	1,020	1,020	9.5	9.5
Total number of employees	21,885	21,885	16,665	16,665	31.3	31.3
- TAM Linhas Aéreas	20,957	20,957	15,815	15,815	32.5	32.5
- TAM Mercosur	712	712	660	660	7.9	7.9
- TAM Fidelidade	216	216	190	190	13.7	13.7
WTI-NY end (NYMEX) (in US$/Barrel)	105.42	105.42	60.74	60.74	73.6	73.6
End of period exchange rate	1.7491	1.7491	2.0504	2.0504	-14.7	-14.7

Dom estic M arket
Paid passengers transported (thousand)	6,386	6,386	5,847	5,847	9.2	9.2
RPK domestic (million)	5,963	5,963	5,203	5,203	14.6	14.6
RPK scheduled domestic (million)	5,523	5,523	4,722	4,722	17.0	17.0
ASK domestic (million)	8,406	8,406	7,363	7,363	14.2 p.p.	14.2 p.p.
ASK scheduled comestic (million)	7,902	7,902	6,806	6,806	16.1	16.1
Domestic Load factor - %	70.9	70.9	70.7	70.7	0.3 p.p.	0.3 p.p.
Market Share - %	50.0	50.0	48.4	48.4	1.6 p.p.	1.6 p.p.

International M arket²
Paid passengers transported (thousand)	1,165	1,165	818	818	42.5	42.5
RPK international (million)	4,140	4,140	2,566	2,566	61.3	61.3
RPK scheduled international (million)	4,121	4,121	2,541	2,541	62.2	62.2
ASK international (million)	5,393	5,393	3,603	3,603	49.7	49.7
ASK scheduled international (million)	5,361	5,361	3,566	3,566	50.3	50.3
International Load factor - %	76.8	76.8	71.2	71.2	5.6 p.p.	5.6 p.p.
Market Share - % [3]	67.7	67.7	62.9	62.9	4.8 p.p.	4.8 p.p.
¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numb ers.
³ Does not include TAM Mercosur figures.

Domestic Market	The domestic market demand increased 10.6% comparing 1Q08 vs. 1Q07 while there was an increase in supply of 13.3% in the same period. As a result, the industry's load factor decreased 1.7 p.p. to 67.2% in 1Q08 compared to 68.8% in 1Q07.

TAM Domestic Demand	In the domestic market, TAM presented an increase of 14.6% in RPKs (scheduled + charter), however, presented an increase of 17.0% in RPKs scheduled (excluding charter), when comparing 1Q08 vs. 1Q07. In order to maintain a higher number of spare aircraft in our network, we reduced the number of charter flights, decreasing in 8.5% charter RPKs. Our domestic market share was 50.0% in 1Q08.

TAM Domestic Supply	Our domestic supply (measured in ASKs) increased 14.2% in 1Q08 when compared to 1Q07, due to the increase in the fleet of 16 A320 and 3 A321, compensated by 13 F100 returned and other 3 in redelivery and the reduction in block hours by aircraft from 13.0 hours/day in 1Q07 to 12.6 flown hours per aircraft per day in 1Q08 (total operation).

International Market	In the international market, both demand and supply increased by 51.8% and 46.5%, respectively, when comparing 1Q08 vs. 1Q07. These factors led to an increase in load factor from 66.7% to 69.1% in 1Q07 and 1Q08, respectively.

TAM International Demand	TAM continued to grow in the international market. Our market share increased from 62.9% in 1Q07 to 67.7% in 1Q08, generated by a RPK increase of 61.3% from 1Q07 to 1Q08 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply	The increase in our participation in the international market was due to a 49.7% supply increase y-o-y, due to the increase of 2 A340 and 2 A330 into our international long haul operating fleet allowing the beginning of daily flights to Frankfurt and Madrid. In South America we started daily frequencies to Caracas and Montevideo through the addition of narrow body aircraft into the network. The capacity was impacted by the reduction of a daily frequency to Santiago in 3Q07 due to our agreement with LAN.

Table 2: Fleet

							March 31

		In Operation		Redelivery		Total

Model	Capacity	1st quarter		1st quarter		1st quarter

		2008	2007	2008	2007	2008	2007

MD-11	289 seats	3	3	-	-	3	3
A340	267 seats	2	0	-	-	2	-
A330	223 seats	12	10	-	-	12	10

Total Wide Body		17	13	-	-	17	13

A321	220 seats	3	-	-	-	3	-
A320	156 / 174 seats	71	55	-	-	71	55
A319	144 seats	15	15	-	-	15	15
F-100	108 seats	3	16	3	2	6	18

Total Narrow Body		92	86	3	2	95	88

Total		109	99	3	2	112	101

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

		2008		2007		Variation (%)

		Accum . To		Accum . To		Accum . To
	1st quarter	M ar	1st quarter	Mar	1st quarter	M ar

Dom estic revenue - Pax
Scheduled - PAX	1,275,013	1,275,013	1,038,989	1,038,989	22.7%	22.7%
Charter - PAX	45,544	45,544	53,656	53,656	-15.1%	-15.1%

Total	1,320,558	1,320,558	1,092,645	1,092,645	20.9%	20.9%

International revenue - Pax
Scheduled - PAX	610,902	610,902	502,627	502,627	21.5%	21.5%
Charter - PAX	2,405	2,405	3,346	3,346	-28.1%	-28.1%

Total	613,307	613,307	505,973	505,973	21.2%	21.2%

Cargo revenue
Domestic cargo	94,038	94,038	81,917	81,917	14.8%	14.8%
International cargo	120,399	120,399	74,764	74,764	61.0%	61.0%

Total	214,437	214,437	156,681	156,681	36.9%	36.9%

Other operating revenue
Loyalty program	90,061	90,061	69,654	69,654	29.3%	29.3%
Expired tickets and other	96,511	96,511	84,166	84,166	14.7%	14.7%
Agency of trip and tourism	12,039	12,039	4,203	4,203	186.4%	186.4%

Total	198,611	198,611	158,023	158,023	25.7%	25.7%

Gross Revenue	2,346,912	2,346,912	1,913,322	1,913,322	22.7%	22.7%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

		2008		2007		Variation (%)

	1st quarter	Accum . To M ar	1st quarter	Accum . To M ar	1st quarter	Accum . To M ar

RASK (cents)(1) (2)	16.38	16.38	16.72	16.72	-2.1	-2.1
Load Factor - %	73.2	73.2	70.8	70.8	2.4 p.p.	2.4 p.p.
Yield (cents of reais)(1) (3)	23.23	23.23	24.63	24.63	-5.7	-5.7

RASK scheduled domestic (cents)	15.37	15.37	14.54	14.54	5.7	5.7
Domestic Load factor - %	69.9	69.9	69.4	69.4	0.5 p.p.	0.5 p.p.
Yield Scheduled Domestic (cents of reais)	23.09	23.09	22.00	22.00	5.0	5.0

RASK scheduled Internacional (cents)	11.39	11.39	14.07	14.07	-19.0	-19.0
International Load factor - %	76.9	76.9	71.3	71.3	5.6 p.p.	5.6 p.p.
Yield Scheduled International (cents of reais)	14.82	14.82	19.78	19.78	-25.1	-25.1
Yield Scheduled International (cents of USD)	8.47	8.47	9.65	9.65	-12.2	-12.2
(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue increased 22.7% to R$ 2,346.9 million in 1Q08 compared to R$ 1,913.3 million in 1Q07. The total Yield decreased 5.7% to R$ 23.23 cents in the 1Q08 compared to R$ 24.63 cents in 1Q07, mainly due to the appreciation of the Real vs. Dollar of 14.7% - causing a reduction in the international revenues converted to Reais and the reduction in the average tariff even more diluted by the increased of 9.5% in the average stage length. Our total demand (RPK) increased 30.0% and our supply (ASK) increased 25.8% resulting in an increase of 2.4 p.p. in the average load factor to 73.2% in 1Q08. Total RASK (taxes net) decreased 2.1% to R$ 16.38 cents, compared to 16.72 Real cents in 1Q07.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers)increased 20.9% to R$ 1,320.6 million in 1Q08, compared with R$ 1,092.6 million in 1Q07. Domestic scheduled yield increased 5.0% from R$ 22.00 cents in 1Q07 to R$ 23.09 cents in 1Q08, domestic demand (in RPK terms) increased 14.6% while the increase in the domestic supply (in ASK terms) was 14.2%, an increase in the domestic load factor of 0.3 p.p., resulting in a 5.7% increase in the RASK scheduled domestic reaching R$ 15.37 cents in 1Q08 compared to R$ 14.54 cents in 1Q07.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers)increased 21.2% to R$ 613.3 million in 1Q08, compared with R$ 506 million in 1Q07. The yield scheduled international decreased 25.1% to R$ 14.82 cents in 1Q08 from R$ 19.78 cents in 1Q07. In dollar terms, yield scheduled international decreased 12.2% to US$ 8.47 cents in 1Q08 from US$ 9.65 cents in 1Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 14.7% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 61.3% and the international supply increased 49.7% resulting in a load factor increase of 5.6 p.p. reaching 76.8% from 71.2% in 1Q07. In consequence of the decrease in yield scheduled international partially compensated by the increase in load factor, the RASK scheduled international decreased 19.0% from R$ 14.07 cents in 1Q07 to R$ 11.39 cents in 1Q08.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 36.9% to R$ 214.4 million in 1Q08 compared with R$ 156.7 million in 1Q07 due to the increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 25.7% to R$ 198.6 million in 1Q08, compared with R$ 158 million in 1Q07, primarily due to the increase on Loyalty program revenues from R$ 69.7 million in 1Q07 to R$ 90.1 million in 1Q08.

Sales deductions and taxes	Sales deductions and taxes increased 9.3% to R$ 86.7 million in 1Q08, compared with R$ 79.3 million in 1Q07, due to the increase in the domestic flights revenues in 20.9%, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 23.2% to R$ 2,260.3 million in 1Q08, compared with R$ 1,834.0 million in 1Q07.

Costs and Expenses

Table 5: Costs and Expenses – Quarter

	1st quarter

BR GAAP	In cents of R$ per ASK			In m illions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Incom e	17.01	17.45	-2.5	2,346.9	1,913.3	22.7
Flight revenue	15.57	16.01	-2.7	2,148.3	1,755.3	22.4
Domestic	9.57	9.96	-4.0	1,320.6	1,092.6	20.9
International	4.44	4.61	-3.7	613.3	506.0	21.2
Cargo	1.55	1.43	8.8	214.4	156.7	36.9
Other operating sales and/or services	1.44	1.44	-0.1	198.6	158.0	25.7
revenues
Sales deductions and taxes	(0.63)	(0.72)	-13.2	(86.7)	(79.3)	9.3

Net operational incom e	16.38	16.72	-2.1	2,260.3	1,834.0	23.2

Cost of services and operational
expenses
Fuel	(6.12)	(5.20)	17.7	(844.8)	(570.2)	48.1
Selling and marketing expenses	(1.75)	(1.71)	2.6	(241.7)	(187.3)	29.1
Aircraft and equipment leasing	(1.61)	(2.05)	-21.5	(222.5)	(225.2)	-1.2
Personnel	(2.92)	(2.44)	19.5	(402.7)	(267.7)	50.4
Maintenance and review s (except personnel)	(0.69)	(0.96)	-27.8	(95.3)	(104.9)	-9.1
Outsourced services	(1.01)	(1.26)	-19.6	(139.5)	(137.9)	1.2
Landing and take-off and navigation charges	(0.89)	(0.91)	-1.3	(123.3)	(99.3)	24.2
Depreciation and amortization	(0.23)	(0.25)	-7.4	(31.5)	(27.0)	16.5
Aircraft insurance	(0.09)	(0.08)	20.1	(12.9)	(8.5)	51.1
Others	(0.93)	(1.07)	-13.3	(128.5)	(117.8)	9.1

Total cost of services and operational expenses	(16.25)	(15.92)	2.1	(2,242.7)	(1,745.8)	28.5

Gross profit	0.13	0.80	-84.2	17.6	88.2	-80.1

Financial income (expense)	(0.06)	0.02	-386.5	(8.7)	2.4	-460.5
Other operating expenses. Net	(0.00)	(0.07)	-95.6	(0.4)	(7.3)	-94.5

Operating incom e (loss)	0.06	0.76	-91.9	8.5	83.4	-89.8
Non-operating results, net	0.09	0.05	71.3	12.2	5.7	115.5

Incom e (loss) before incom e and social	0.15	0.81	-81.5	20.7	89.0	-76.8
contribution taxes
Income tax and social contribution	(0.13)	(0.27)	-51.6	(18.0)	(29.6)	-39.1

Incom e (loss) before m inority interest	0.02	0.54	-96.5	2.7	59.4	-95.5
Minority interest	(0.00)	(0.00)	N/A	(0.1)	(0.3)	-58.7

Net incom e (loss) for the period	0.02	0.54	-96.6	2.6	59.2	-95.7

EPS (R$)				0.02	0.39	-95.7
				0.01	0.19	-95.0

Cost of services and
Our cost of services and operating expenses increased by 28.5% to R$ 2,242.7 million in 1Q08, compared to R$ 1,745.8 in 1Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, selling and marketing expenses, personnel, landing, take-off and navigational charges and aircraft insurance. The cost of services and operational expenses by ASK (CASK) increased 2.1% from 15.92 Real cents in 1Q07, to 16.25 Real cents in 1Q08, mainly due to the increase in fuel, personnel and aircraft insurance, partially offset by reduction in the outsourced services costs, aircraft and equipment leasing, maintenance and repairs and also to the appreciation of the Real exchange rate of 14.7%. The CASK excluding the fuel costs decreased 5.5% in 1Q08 compared to 1Q07.

operational expenses and
CASK

Fuel
Fuel costs increased 48.1% to R$ 844.8 million in 1Q08, compared with R$ 570.2 million in 1Q07 due to the 24.4% increase in litres consumed and due to the average cost per litre increase of 19.1% partially offset by a higher participation in fuel supplying in the international market, the increased of 9.5% in the average stage length and the economy of tankering program. Fuel costs by ASK increased 17.7%.

Sales and Marketing
Sales and marketing expenses increased 29.1% to R$ 241.7 million in 1Q08, compared to R$ 187.3 million in 1Q07. Sales and marketing expenses represented 10.7% of total net revenues in 1Q08 against 10.2% in 1Q07, an increase of 0.5 p.p The main reason was the increase in the international sales (passenger and cargo) which has higher commercial costs, offset by the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January. Sales and marketing expenses per ASK increased 2.6%.

Aircraft and equipment
Aircraft and equipment leasing costs decreased by 1.2% to R$ 222.5 million in 1Q08, compared to R$ 225.2 million in 1Q07, mostly due to the 14.7% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position and by the return of 12 Fokker 100 partially compensated by the increase of 16 aircraft A320, 3 A321, 2 A330 and 2 A340. Aircraft and equipment leasing costs by ASK decreased 21.5%.

leasing

Personnel costs
Personnel costs increased by 50.4% to R$ 402.7 million in 1Q08, compared to R$ 267.7 million in 1Q07, principally due to the 31.3% increase in headcount from 16,665 to 21,885 in 1Q08 vs. 1Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 19.5%.

Maintenance and repairs
Maintenance and repairs (except personnel) costs decreased 9.1% to R$ 95.3 million in 1Q08, compared to R$ 104.9 million in 1Q07, mainly due to the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 14.7%, compensated by the increase in our total flown hours in 12.9% and the increase in our fleet. Costs with maintenance and repairs (except personnel) by ASK decreased 27.8%.

(except personnel)

Outsourced services
Outsourced services increased by 1.2% to R$ 139.5 million in 1Q08, compared to R$ 137.9 million in 1Q07. Outsourced services by ASK decreased 19.6% due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 14.7% reducing the costs with international stations and the international distribution.

Landing, take-off and
Landing, take-off and navigation charges increased 24.2% to R$ 123.3 million in 1Q08, compared to R$ 99.3 million in 1Q07, due to the increase of 5.0% in take-offs and 15.0% in flown kilometres and the increase in international flights, which costs are higher than domestic ones, offset by the appreciation of the Real of 14.7%. Landing, take-off and navigation charges by ASK decreased 1.3%.

navigation charges

Depreciation and
Depreciation and amortization costs increased 16.5% to R$ 31.5 million in 1Q08, compared with R$ 27.0 million in 1Q07, mainly due to the new additions of R$ 95 million in the fixed assets of the Company, due to the increase of flight equipments, computers and peripherals related to our growth during the period from 1Q07 to 1Q08. The depreciation and amortization expense by ASK decreased 7.4%.

amortization

Aircraft insurance
Aircraft insurance increased 51.1% to R$ 12.9 million in 1Q08 compared to R$ 8.5 million in 1Q07, mainly due to the increase in the number of passengers transported in 13.3% in 1Q08 vs. 1Q07 and by the net increase of 14 aircraft into our fleet compared to 1Q07, partially offset by the appreciation of the Real against the US dollar of 14.7%. The costs of aircraft insurance by ASK increased 20.1%.

Others
Other expenses increased by 9.1% to R$ 128.5 million in 1Q08 compared with R$ 117.8 million in 1Q07, mainly due to increase in our operations of 25.8%, increase in general and administrative expenses, and operating costs in international bases. Other operational expenses by ASK decreased 13.3%.

Net financial result
Our net financial result reached negative result of R$ 8.7 million in 1Q08, compared with a positive result of R$ 2.4 million in 1Q07, mainly due to less earnings with FX variation partially offset by income with financial applications and gains with fuel hedge.

Net non-operating results	Net non-operating results reached a positive result of R$ 12.2 million in 1Q08, compared with a positive result of R$ 5.7 million in 1Q07.

Income tax and social	Income tax and social contribution had an expenses of R$ 18 million in 1Q08, compared to expenses of R$ 29.6 million in 1Q07, due to provisions occurred during the year.
contribution

Net Income	Our net income reached R$ 2.6 million in 1Q08, compared with net income of R$ 59.2 million in 1Q07, as a result of the matters above discussed representing a reduction of 3.1 p.p. in margin, from a positive margin of 3.2% in 1Q07 to a positive margin of 0.1 in 1Q08.

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

		2008		2007		Variation%

BR GAAP (In m illions of R$)

	1st quarter	Accum . To Dec.	1st quarter	Accum . To Dec.	1st quarter	Accum . To Dec.

Net income before minority interest	2,655	2,655	59,433	59,433	-96%	-96%
Income tax and social contribution	18,045	18,045	29,611	29,611	-39%	-39%
Financial result, net	8,689	8,689	-2,411	-2,411	-460%	-460%
Non-operating result, net	(12,221)	(12,221)	(5,670)	(5,670)	116%	116%
Other operating expenses, net	399	399	7,096	7,096	-94%	-94%

EBIT	17,567	17,567	88,059	88,059	-80%	-80%

Depreciation and amortization	31,457	31,457	27,007	27,007	16%	16%
Goodw ill amortization in subsidiary	0	0	179	179	-100%	-100%

EBITDA	49,024	49,024	115,246	115,246	-57%	-57%

Rental - Leasing	222,485	222,485	225,153	225,153	-1%	-1%

EBITDAR	271,508	271,508	340,399	340,399	-20%	-20%

Net revenue	2,260,256	2,260,256	1,834,012	1,834,012	23%	23%

Margins:
EBIT	0.8	0.8	4.8	4.8	-4.0 p.p.	-4.0 p.p.
EBITDA	2.2	2.2	6.3	6.3	-4.1 p.p.	-4.1 p.p.
EBITDAR	12.0	12.0	18.6	18.6	-6.5 p.p.	-6.5 p.p.

EBIT	EBIT margin was 0.8%, reaching R$ 17.6 million in 1Q08, compared to R$ 88.1 million in 1Q07, representing a decreased in the margin of 4 p.p The EBIT reduction was a consequence of the increased 2.1% in CASK and of the 2.1% RASK reduction.

EBITDAR	EBITDAR margin was 12.0%, reaching R$ 271.5 million in 1Q08, compared to R$ 340.4 million in 1Q07, representing a decrease in the EBITDAR margin of 6.5 p.p. in 1Q08 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from	Operational activities used R$ 55.8 million in 1Q08 compared to a generation of R$ 156.1 in 4Q07.
operating activities

Cash flow used in	Cash used in investing activities in 1Q08 represented R$ 248.6 million, related to the payment of PDPs (pre-delivery payments).
investing activities

Cash flow from	Cash used from financing activities in 1Q08 was R$ 71.5 million, mainly due to short term loans liquidation, to working capital, as Compor.
financing activities

Capital Expenditures	Is part of our strategy to maintain operational leases to increase our fleet, no significant investment is expected in the future.

Table 8: Cash Flow - Quarter

BR GAAP (In millions of R$)	1Q08	4Q07

Net Income (Loss)	2,551	49,831
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	17,620	20,130

Cash Earnings	20,171	69,961

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(85,768)	69,216
(Increase)/Decrease in Inventories	(10,540)	(41,014)
Increase/(Decrease) in Suppliers Payables	(44,219)	58,542
Total (Increase)/Decrease in Working Capital	(140,527)	86,744

(Increase)/Decrease in Other Accounts Receivables	100,885	106,942
Increase/(Decrease) in Transportations to be executed	(67,738)	(32,256)
Increase/(Decrease) in Other Accounts Payables	31,457	(75,335)
Total (Increase)/Decrease in Others	64,605	(649)

(=) Net cash provided by operating activities	(55,751)	156,055

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(160,925)	(158,163)
(Increase)/Decrease Others Long term	1,673	(11,694)
(Increase)/Decrease Other Investments	(5,587)	(13,027)
(Increase)/Decrease Property Plan and equipment	(83,762)	30,705
(=) Cash flow from investing activities	(248,601)	(152,179)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	5,288	4,117
Increase/(Decrease) Loans and Financing Short Term	(132,797)	206,108
Increase/(Decrease) Loans and Financing Long Term	39,232	(85,718)
Increase/(Decrease) Financial Leases Long Term	(8,673)	(9,831)
Increase/(Decrease) Debentures and Bonds	(19,824)	(24,520)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(3,968)	(1,528)
Increase/(Decrease) Others	49,231	43,691
Increase/(Decrease)Deferred Income	(0)	(0)
(=) Cash flow from financing activities	(71,511)	132,318

EQUITY
Dividends	104	71,959
Increase/(Decrease) Legal and Revaluation Reserve	(4,776)	(72,388)

CASH FLOW IN THE PERIOD	(380,536)	135,766

Cash and cash equivalents at the end of the period	2,226,341	2,606,877
Cash and cash equivalents at the beginning of the period	2,606,877	2,471,111
Change	(380,536)	135,766

Table 9: Cash Flow – Year

BR GAAP (In millions of R$)	1Q08	1Q07

Net Income (Loss)	2,551	59,180
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	17,620	18,587

Cash Earnings	20,171	77,767

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(85,768)	(157,690)
(Increase)/Decrease in Inventories	(10,540)	(10,133)
Increase/(Decrease) in Suppliers Payables	(44,219)	61,246
Total (Increase)/Decrease in Working Capital	(140,527)	(106,577)

(Increase)/Decrease in Other Accounts Receivables	100,885	(11,747)
Increase/(Decrease) in Transportations to be executed	(67,738)	11,529
Increase/(Decrease) in Other Accounts Payables	31,457	(17,633)
Total (Increase)/Decrease in Others	64,605	(17,851)

(=) Net cash provided by operating activities	(55,751)	(46,661)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(160,925)	(242,735)
(Increase)/Decrease Others Long term	1,673	(4,350)
(Increase)/Decrease Other Investments	(5,587)	179
(Increase)/Decrease Property Plan and equipment	(83,762)	(21,318)
(=) Cash flow from investing activities	(248,601)	(268,224)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	5,288	210
Increase/(Decrease) Loans and Financing Short Term	(132,797)	46,190
Increase/(Decrease) Loans and Financing Long Term	39,232	(13,382)
Increase/(Decrease) Financial Leases Long Term	(8,673)	(11,047)
Increase/(Decrease) Debentures and Bonds	(19,824)	(27,762)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(3,968)	(5,707)
Increase/(Decrease) Others	49,231	36,056
(=) Cash flow from financing activities	(71,511)	24,558

EQUITY
Dividends	104	(136,851)
Increase/(Decrease) Legal and Revaluation Reserve	(4,776)	1

CASH FLOW IN THE PERIOD	(380,536)	(427,178)

Cash and cash equivalents at the end of the period	2,226,341	2,025,800
Cash and cash equivalents at the beginning of the period	2,606,877	2,452,978
Change	(380,536)	(427,178)

Table 10: Balance Sheet

BR GAAP (in thousands of R$)	31.03.2008	31.12.2007

Total Assets	6,388,829	6,542,961

Current Assets	4,703,463	5,029,641

Cash	117,070	134,873
Cash equivalents (short-term investments)	2,109,271	2,472,004
Accounts receivable	1,023,696	937,928
Inventories	173,011	162,471
Taxes recoverable	70,932	87,017
Prepaid expenses	93,624	151,372
Advances to aircraft manufacturers	923,374	864,440
Other accounts receivable	121,695	137,071
Deferred income tax and social contribution	39,596	37,950
Aircraft insurance and other	31,194	44,515

Long-Term Assets	810,527	710,209

Deposits in guarantee	120,666	161,488
Judicial Deposits	75,478	75,017
Deferred income tax and social contribution	189,524	195,415
Other accounts receivable	57,298	53,541
Advances to aircraft manufacturers	167,693	105,115
Advances for aircraft maintenance	199,868	119,633

Permanent Assets	874,839	803,111

Investments	70	70
Plant, Property and Equipment	856,026	789,885
Deferred assets	18,743	13,156

LIABILITIES AND SHAREHOLDERS' EQUITY	6,388,829	6,542,961

Current Liability	2,562,826	2,751,980

Loans and Financing	748,351	881,148
Leases	78,205	72,917
Debentures	9,409	32,159
Suppliers	382,636	426,856
Provision for Income Tax and Social Contribution	9,909	20,079
Payroll and Social Contributions	272,079	236,708
Advance ticket sales	723,808	791,546
Taxes and Charges	101,350	59,051
Other accounts payable	114,514	119,709
Bonds	16,662	7,076
Dividends payable	72,616	72,616
Reorganization of the Fokker 100 Fleet	12,165	11,501
Loyalty Program	21,122	20,614

Long-term liabilities	2,322,739	2,285,596

Loans and Financing	258,422	219,189
Leases	44,523	53,196
Reorganization of the Fokker 100 Fleet	37,555	41,523
Provisions for Contingencies	864,888	844,713
Debentures	500,000	500,000
Bonds	524,730	531,390
Deferred income tax and social contribution	50,514	50,861
Other accounts payable	42,107	44,724
Deferred income	11,099	11,099
Minority Interest	2,733	2,629

Shareholders' Equity	1,489,432	1,491,657

Capital	675,497	675,497
Capital Reserve	102,855	102,855
Treasury Stocks	-4,776	0
Revaluation Reserve	134,447	135,134
Profit Retention	581,409	578,171

Indebtedness

Table 11: Breakdown and Maturity of financial debt

BR GAAP						R$ thousand

03.31.2008

			Reorganization
Year	Loans	Lease payable	of Fokker 100	Debentures	Bonds	Total	% Total
			fleet

2008	748,351	78,205	12,165	9,409	16,662	864,792	39%
2009	99,134	17,947	10,341	-	-	127,422	6%
2010	58,788	5,981	15,627	166,667	-	247,063	11%
2011	65,499	5,430	11,587	166,667	-	249,183	11%
2012	26,958	4,886	0	166,667	-	198,511	9%
After 2012	8,043	10,279	0	-	524,730	543,052	24%

	1,006,773	122,728	49,720	509,409	541,392	2,230,022	100%

Foreign currency -	897,774	122728	49720	0	541,392	1,611,614	72%
denominated
Local currency -	108,999	0	0	509,409	0	618,408	28%
denominated

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million at pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery or 4 777 – 300 ERS with firm purchase orders and delivery scheduled for 2008. At March 31, 2008, the balance of this loan is R$ 578,8.

Table 12: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	03.31.2008	12.03.2007

Foreign currency
Airbus A319	1-Month Libor + 1.3% to 1.9% p.a. (4.4% p.a.)	133,450	145,298
	3-Month Libor + 1.6% p.a. (5.5% p.a.)	10,064	12,403
	6-Month Libor + 1.5% p.a. (6.1% p.a.)	147,424	151,497

Airbus A320	Fixed interest to 4.00% p.a.	159,101	170,237
	1-Month Libor + 1.3% to 1.9% p.a. (4.8% p.a.)	379,030	396,923
	3-Month Libor + 0.03% to 2.8% p.a. (5.7% p.a.)	724,701	763,685
	6-Month Libor + 0.7% to 2.3% p.a. (5.1% p.a.)	424,338	426,429

Airbus A321	3-Month Libor + 0.03% to 1.7% p.a (5.9% p.a.)	155,722	159,499

Airbus A330	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	197,935	203,816
	3-Month Libor + 0.03% to 1.7% p.a (6.0% p.a.)	216,794	222,275
	6-Month Libor + 1.25% to 2.1% p.a (5.8% p.a.)	400,082	425,145

Airbus A340	Fixed instalm ent of US$ 850,000	141,100	145,350

Fokker 100	Fixed interest to 1.10% p.a. to 2.00% p.a. (1.5% p.a.)	1,695	1,836
	6-Month Libor (5.4% p.a.)	1,147	2,167

Boeing MD-11	Fixed instalm ent of US$ 399,000	7,182	11,172

Airbus Turbines	Fixed interest to 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	15,546	18,201

		3,115,311	3,255,933

	In thousands of US dollars

Year

	03.31.2008	12.03.2007

2007	0	0
2008	451,532	473,983
2009	319,122	429,475
2010	402,563	406,876
2011	387,736	390,464
2012	350,598	351,922
After 2012	1,203,760	1,203,213

	3,115,311	3,255,933

Total financial debt	Total financial debt decreased from R$ 2,350 million in 4Q07 to R$ 2,230 million in 1Q08.

Operating leases
Obligations from operating leases amounted US$ 3.1 billion at the end of 1Q08, corresponding to 112 aircraft (6 Fokker 100, 15 Airbus A319, 71 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 A340, 3 MD11 and Airbus turbines). Contracts mature up to 110 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 4.7 million members in the program (which we refer to as the TAM Loyalty Program) and has issued 5.5 million tickets earned with frequent flyer points. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulat ed, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets and historically 34% expire without redemption. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

The quantity of points earned, converted into free flights;
The quantity of points which expired without being converted into flights;
The quantity of free flights flown with other airlines; and

Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	03.31.2008	03.31.2007
Total Free domestic flights earned but not redeemed	2,575,652	2,400,632
Number of free flights redeemed	346,774	207,350
Revenues from the Loyalty Program (R$ M)	90,061	69,654

Total Provision (R$ M)	21,122	20,614

In 2007 we signed several code-share agreements, that permit the connection of the TAM Loyalty Program to the following companies programs: Victoria, from TAP; LAN Pass, from LAN; Miles&More, from Lufthansa and Milage Plus, from United Airlines.

Maintenance Center in
TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs. In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

São Carlos

Stock Market

Table 13: Actual Shareholders

Shareholders	Ordinary	(%)	Preferential	(%)	TOTAL	(%)
	Shares		Shares

Controlling Shareholders	50,641,897	84.70%	18,860,612	20.77%	69,502,509	46.15%
TAM – Empreendimentos e Participações S.A	50,562,381	84.56%	18,860,612	20.77%	69,422,993	46.10%
Agropecuária Nova Fronteira Ltda.	79,516	0.13%	0	0.00%	79,516	0.05%

Other	9,150,058	15.30%	71,932,580	79.23%	81,082,638	53.85%
Amaro Aviation Part SA	9,133,912	15.28%	1,141,068	1.26%	10,274,980	6.82%
Minority shareholders	16,146	0.03%	70,791,512	77.97%	70,807,658	47.02%

Total	59,791,955	100.00%	90,793,192	100.00%	150,585,147	100.00%

In March 31, 2008, TAM’s market value was R$ 5.0 billion. Our free float is 53.85% and the average daily trade of our share in Bovespa was about 1.0% of the total free float and the daily trade volume around R$ 28 million in the 1Q08.

TAM is included in 8 indexes:
• Ibovespa (Index of the São Paulo Securities Exchange)
• IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
• IGC (Index of companies with differentiated corporate governance practices)
• IBrX (Brazilian Index)
• ITag (Index of shares with differentiated tag along practices)
• IVBX 2 (Index Valor Bovespa – 2nd tier)
• MSCI Barra (Morgan Stanley Capital International)
• DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy
Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior service to our clients.

2) Increase revenue with profitability, serving a larger number of passengers at a competitive prices:

a) We believe that 70% of air travel in Brazil is business-related, and this passenger tends to choose early-morning (6 A.M. to 10 A.M.) and late-afternoon (4 P.M. to 7 P.M.) flights. The period between 10 A.M. and 4 P.M. sees smaller demand and consequently experiences lower load factor rates. Through our website www.tam.com.br, passengers can access our clear pricing system, which involves lower prices during off-peak periods. The graphic below shows the load factor during the day:

Domestic load factor per hour

b)
Improvements in the international business: during 2008 the MD11s will be replaced by the newer and larger aircraft Boeing 777ERs. We are also retrofitting our Airbus A330 to be able to offer a more complete and comfortable product to our passengers. Also we are phasing-out the F100 aircraft from TAM Mercosur, to be substituted by A320 family aircraft.

c)	Other revenue sources for the Company are:

i)
Cargo revenues: grew 60% in 2007 compared to the previous year, mainly due to the expansion on international market and in the domestic due to the substitution of F-100 aircraft by A320 family, resulting in more cargo space available. Strong growth is also expected for 2008, since our guidance for ASKs is to increase 40% and 14% in the international and domestic markets, respectively.

ii)
TAM Loyalty Program: has approximately 4.5 million clients, however, we believe the total number of frequent flyers in Brazil is nearly 10 million. Our strategy is to intensify customer loyalty, enabling us to increase revenues through our points program, which saw a 40% increase in 2007.

iii)
MRO (Maintenance, repair and overall): we are expanding service opportunities through our Maintenance Center. Our goal is to become a large maintenance service provider to airline companies flying to South America.

3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

2008 Guidance	Our estimates for 2008 are:

MARKET	Guidance 2008	Actual - 1Q08
	•Domestic market demand growth from 8% to 12% (in RPK terms)	10.6%

TAM	•Maintain leadership in both domestic and international markets	50.0% Domestic
		67.7% Internacional
	•ASK growth of
	Domestic 14%	14.2%
	International 40%	49.7%
	•Average load factor at approximately 70% overall	73.2%

	•Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	-5.5%

	•Three additional international destinations or frequencies in 2008	---

Graph 6: Fleet Projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 1Q08 and 1Q07 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ir.

Table 14: Income Statement

	1st quarter

US GAAP		In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Incom e	16.94	17.40	-2.6	2,337.4	1,907.9	22.5
Flight revenue	15.57	16.01	-2.7	2,148.3	1,755.3	22.4
Domestic	9.57	9.96	-4.0	1,320.6	1,092.6	20.9
International	4.44	4.61	-3.7	613.3	506.0	21.2
Cargo	1.55	1.43	8.8	214.4	156.7	36.9
Other operating sales and/or services	1.37	1.39	-1.5	189.1	152.6	23.9
Sales deductions and taxes	(0.63)	(0.72)	-13.2	(86.7)	(79.3)	9.3

Net operational income	16.31	16.67	-2.2	2,250.7	1,828.6	23.1

Fuel	(6.12)	(5.20)	17.7	(844.8)	(570.2)	48.1
Selling and marketing expenses	(1.75)	(1.77)	-1.0	(241.7)	(194.0)	24.6
	(0.93)	(1.17)	-20.1	(128.5)	(127.9)	0.5
Aircraft and equipment leasing
Personnel	(2.88)	(2.44)	17.9	(397.7)	(268.0)	48.4
	(0.69)	(0.96)	-27.8	(95.3)	(104.9)	-9.1
Maintenance and review s (except personnel)
	(1.12)	(1.30)	-13.9	(154.3)	(142.4)	8.3
Outsourced services
Landing and take-off and navigation charges	(0.89)	(0.91)	-1.3	(123.3)	(99.3)	24.2
Depreciation and amortization	(0.52)	(0.52)	-0.7	(71.1)	(56.9)	24.9
Aircraft insurance	(0.09)	(0.08)	20.1	(12.9)	(8.5)	51.1
	(0.71)	(1.01)	-29.6	(97.8)	(110.5)	-11.5
Others

Total cost of services and operational	(15.71)	(15.34)	2.4	(2,167.4)	(1,682.6)	28.8
expenses

Gross profit	0.60	1.33	-54.6	83.4	146.0	-42.9

Financial income (expense)	0.00	0.61	-99.3	0.6	66.9	-99.1

Income (loss) before income and social	0.61	1.94	-68.7	84.0	213.0	-60.6
contribution taxes
Income tax and social contribution	(0.27)	(0.68)	-60.6	(37.1)	(74.8)	-50.4

Incom e (loss) before m inority interest	0.34	1.26	-73.0	46.9	138.1	-66.1

Minority interest	(0.00)	(0.00)	-49.5	(0.1)	(0.2)	-36.5

Net income (loss) for the period	0.34	1.26	-73.1	46.7	137.9	-66.1

EPS (R$)				0.31	0.92	-66.1
EPADS (USD)				0.18	0.45	-60.3

Gross operating revenue
Our gross operating revenue increased 22.5% to R$ 2,337.4 million in 1Q08, compared to R$ 1,907.9 million in 1Q07. Our total demand (RPK) increased 30.0% and our supply (ASK) increased 25.8% resulting in an increase of 2.4 p.p. in the average load factor to 73.2% in 1Q08. The total RASK (net of taxes) decreased 2.2% to R$ 16.31 cents in 1Q08 from R$ 16.67 in 1Q07.

Gross domestic
Gross domestic passenger revenue (including scheduled and charter passengers)increased 20.9% to R$ 1,320.6 million in 1Q08, compared to R$ 1,092.6 million in 1Q07. Domestic scheduled yield increased 5.0% from R$ 22.00 cents in 1Q07 to R$ 23.09 cents in 1Q08, domestic demand (in RPK terms) increased 14.6% while the increase in the domestic supply (in ASK terms) was 14.2%, representing an increase in the domestic load factor of 0.3 p.p., resulting in a 5.7% increase in the RASK scheduled domestic reaching R$ 15.37 cents in 1Q08 compared to R$ 14.54 cents in 1Q07.

passenger revenues

Gross international
Gross international passenger revenue (including scheduled and charter passengers)increased 21.2% to R$ 613.3 million in 1Q08, compared with R$ 506 million in 1Q07. The yield scheduled international decreased 25.1% to R$ 14.82 cents in 1Q08 from R$ 19.78 cents in 1Q07. In dollar terms, yield scheduled international decreased 12.2% to US$ 8.47 cents in 1Q08 from US$ 9.65 cents in 1Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 14.7% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 61.3% and the international supply increased 49.7% resulting in a load factor increased 5.6p.p. to 76.8% in 1Q08 compared to 71.2% in 1Q07. In consequence of the d ecrease in yield scheduled international and the increase in the load factor, the RASK scheduled international decreased 19.0% from R$ 14.07 cents in 1Q07 to R$ 11.39 cents in 1Q08.

passenger revenue

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 36.9% to R$ 214.4 million in 1Q08, compared to R$ 156.7 million in 1Q07 due to the increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 23.9% to R$ 189.1 million in 1Q08, compared to R$ 152.6 million in 1Q07, mainly due to the increase on Loyalty program revenues.

Sales deductions and
Sales deductions and taxes increased 9.3% to R$ 86.7 million in 1Q08, compared with R$ 79.3 million in 1Q07, due to the increase in the domestic flights revenues in 20,9%, which is the taxes and deductions basis of calculation.

taxes

Net operating revenue	Our net operating revenue increased 23.1% to R$ 2,250.7 million in 1Q08, compared with R$ 1,828.6 million in 1Q07.

Cost of services and
Our cost of services and operating expenses increased by 28.8% to R$ 2,167.4 million in 1Q08, compared to R$ 1,682.6 in 1Q07. The increase in fuel, selling and marketing expenses, personnel, landing, take-off and navigational charges and aircraft insurance. The cost of services and operational expenses by ASK (CASK) increased 2.4% from 15.34 Real cents in 1Q07, to 15.71 Real cents in 1Q08, mainly due to the increase in personnel, aircraft insurance and fuel costs offset by the reduction in the outsourced service costs, aircraft and equipment leasing and maintenance and repairs, mainly due to the appreciation of the Real exchange rate of 14.7%. The CASK excluding the fuel costs decreased 5.5% in 1Q08 compared to 1Q07.

operational expenses and
CASK

Fuel
Fuel costs increased 48.1% to R$ 844.8 million in 1Q08, compared with R$ 570.2 million in 1Q07 due to the 24.4% increase in litres consumed and average cost per litre increase of 19.1%, partially offset by a higher participation of international flights, the economy of tankering program and the increased of 9.5% in the average stage length. Fuel costs by ASK increased 17.7%.

Sales and Marketing
Sales and marketing expenses increased by 24.6% to R$ 241.7 million in 1Q08, compared to R$ 194 million in 1Q07. The sales and marketing expenses represented 10.7% of total net revenues in 1Q08 against 10.6% in 1Q07, an increase of 0.1 p.p The main reason was the increase in the international sales (passenger and cargo) which has higher commercial costs, offset by the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January. Sales and marketing expenses per ASK reduced 1.0%.

Aircraft and equipment
Aircraft and equipment leasing costs increased by 0.5% to R$ 128.5 million in 1Q08, compared with R$ 127.9 million in 1Q07, mostly due to the increase of 10 aircraft A320, compensated by the reduction of 4 Fokker 100, the 14.7% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 20.1%.

leasing

Personnel costs
Personnel costs increased by 48.4% to R$ 397.7 million in 1Q08, compared to R$ 268.0 million in 1Q07, principally due to the 31.3% increase in headcount from 16,665 to 21,885 in 1Q08 vs. 1Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 17.9%.

Maintenance and repairs
Maintenance and repairs (except personnel) costs decreased 9.1% to R$ 95.3 million in 1Q08, compared to R$ 104.9 million in 1Q07, mainly due to the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 14.7%, partially compensated by the increase in flown hours of 12.9% and by the increase in our fleet. Costs with maintenance and repairs (except personnel)by ASK decreased 27.8%.

(except personnel)

Outsourced services
Outsourced services increased by 8.3% to R$ 154.3 million in 1Q08, compared to R$ 142.4 million in 1Q07. Outsourced services by ASK decreased 13.9%, due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 14.7% reducing the costs with international stations and the international distribution.

Landing, take-off and
Landing, take-off and navigation charges increased 24.2% to R$ 123.3 million in 1Q08 compared with R$ 99.3 million in 1Q07, due to the increase of 5.0% in take-offs and 15.0% in kilometres flown, and the increase in the international flights, which costs are higher than domestic ones, offset by the appreciation of the real in 14.7%. Landing, take- off and navigation charges by ASK decreased 1.3%.

navigation charges

Depreciation and
Depreciation and amortization costs increased 24.9% to R$ 71.1 million in 1Q08, compared with R$ 56.9 million in 1Q07, mainly due to the increase of: 5 A320 aircraft, 3 A321, 2 A330 and 2 A340, partially offset by the reduction of 8 Fokker 100 aircraft classified under capital leases in US GAAP. The depreciation and amortization expense by ASK decreased 0.7%.

amortization

Aircraft insurance
Aircraft insurance increased 51.1% to R$ 12.9 million in 1Q08 compared to R$ 8.5 million in 1Q07, mainly due to the increase in the number of passengers transported in 13.3% in 1Q08 vs. 1Q07 and by the net increase of 14 aircraft into our fleet compared to 1Q07, partially offset by the appreciation of the Real against the US dollar of 14.7%. The costs of aircraft insurance by ASK increased 20.1%.

Other operating expenses	Other operating expenses decreased by 11.5% to R$ 97.8 million in 1Q08 compared to R$ 110.5 million in 1Q07. Other operational expenses by ASK decreased 29.6%.

Net financial result	Our net financial result presented an income of R$ 0.6 million in 1Q08, compared with a positive result of R$ 66.9 million in 1Q07, mainly due to smaller FX variation compared to the previous quarter.

Income tax and social	Income tax and social contribution reduced 50.4% to R$ 37.1 million in 1Q08, compared to R$ 74.8 million in 1Q07, mainly due to provisions for contingencies and FX variation.
contribution

Net Income
Our net income decreased 66.1% to R$ 46.7 million in 1Q08, compared to R$ 137.9 million in 1Q07, as a result of the matters above discussed that represented a reduction of 5.5 p.p. in margin, from 7.5% in 1Q07 to 2.1% in 1Q08.

Table 16: Cash Flow

US GAAP (in thousands of R$)

	03.31.2008	03.31.2007

Cash flows from operating activities

Net income	46,734	137,943

Adjustments to reconcile net income to cash provided by operating activities	71,079	56,907
Depreciation and amortization	26,525	27,648
Deferred income tax and social contribution	5,271	38,520
Provision for contingencies	8,377	5,765
Loss on disposal long lived assets	(33,273)	(107,055)
Indexation charges and exchange variations, net	126	199
Minority interest	1,840	(1,095)
Other provisions

(Increase) decrease in assets	148,282	319,321
Short term investments	(87,771)	(159,066)
Customer accounts receivable	(10,540)	(10,598)
Inventories	16,085	(41,762)
Taxes recoverable	57,748	8,067
Prepaid expenses	(3,536)	3,514
Deferred income tax and social contribution	(461)	(3,453)
Judicial deposits	(82,028)	(23,576)
Advances for aircraft maintenance	25,169	29,665
Other receivables

Increase (decrease) in liabilities
Suppliers	(44,220)	61,246
Salaries and payroll charges	35,731	(46,919)
Advance ticket sales	(67,738)	11,529
Taxes and tariffs payable	42,300	7,331
Financial and operating leases	(37,509)	(42,411)
Income tax and social contribution payable	(10,170)	41,693
Other	(6,642)	(18,344)

Net cash provided by operating activities	101,019	295,069

Cash flows from investing activities

Acquisition of property, plant and equipment	(105,451)	(30,344)
Increase Intangible	(5,587)	-
Deposits in guarantee	35,921	(18,766)
Advances to aircraft manufactures
Reimbursement	22,858	33,867

Payments	(155,646)	(259,258)

Net cash provided by (used in) investing activities	(207,905)	(274,501)

Cash flows from financing activities

Capital increase	(4,776)	-
Dividends paid	-	(137,104)
Term loan and financing
Issuance	280,182	390,027
Repayments	(334,375)	(313,423)
Finance lease
Issuance	-	-
Repayments	(62,165)	(61,090)
Debentures:
Issuance	-	-
Repayments	(4,234)	(6,835)

Net cash provided by financing activities	(125,368)	(128,425)

Increase (decrease) in cash and banks and financial investments	(232,254)	(107,857)

Cash and cash equivalents at the end of the year	234,284	191,650
Cash and cash equivalents at the beginning of the year	466,538	299,507

Change in cash and cash equivalents	(232,254)	(107,857)

Supplemental disclosure of cash flow information

Interest paid (including R$ 132,228, R$ 93,107 and R$ 133,122 of interest paid on finance lease
under US GAAP for 2007, 2006 and 2005, respectively).	75,665	84,454

Non cash investing and financing activities - acquisition of aircrafts under finance lease	63,696	143,424

Income taxes paid	-	29273

Table 17: Condensed Balance Sheet

US GAAP (in thousands of R$)	31.03.2008	31.12.2007

Total Assets	9,843,076	9,975,335

Current assets	4,697,059	5,023,565

Cash	234,284	466,538
Cash equivalents (short-term investm ents)	1,992,057	2,140,339
Accounts receivable	1,023,696	937,928
Inventories	173,011	162,471
Taxes recoverable	73,669	87,017
Prepaid expenses	93,624	151,372
Deferred incom e tax and social contribution	33,191	31,874
Advances to aircraft m anufacturers	923,374	864,440
Other receivables	118,959	137,071
Aircraft insurance and others	31,194	44,515

Long term assets	621,004	514,794

Deferred incom e tax and social contribution	0	0
Deposits in guarantee	120,666	161,488
Advances to aircraft m anufacturers	167,693	105,115
Advances for aircraft m aintenance	199,868	119,633
Judicial deposits	75,478	75,017
Other accounts receivable	57,299	53,541

Permanent assets	4,525,013	4,436,976

Goodwill	9,680	9,680
Other investm ents	70	70
Property, plant and equipm ent	4,496,520	4,414,070
Intangible	18,743	13,156

Total liabilities and Shareholders' Equity	9,843,076	9,975,335

Current liabilities	2,881,174	3,059,961

Suppliers	382,637	426,856
Leases payable	338,608	330,231
Loans and Financing	748,351	881,148
Debentures	9,409	32,159
Senior Bonds	16,662	7,076
Reorganization of the Fokker 100 Fleet	12,165	11,501
Taxes and Charges	101,350	59,051
Loyalty Program	21,122	20,614
Advance ticket sales	723,808	791,546
Salaries and payroll charges	272,079	236,708
Deferred gain on sale-leaseback	32,085	32,085
Provision for Incom e Tax and Social Contribution	9,909	20,079
Interest on equity and dividends payable	32052	32052
Other accounts payable	180,937	178,855

Long-term liabilities	4,950,845	4,945,963

Obligations under financial leases	2,461,086	2,515,907
Long-term debt	258,422	219,190
Debêntures	500,000	500,000
Senior Bonds	524,730	531,390
Reorganization of the Fokker 100 fleet	37,555	41,523
Provision for contingencies	864,888	844,713
Provision for incom e tax and social contribution	117,122	92,815
Deferred gain on sale-leaseback	139,419	147,441
Other liabilities	47,623	52,984

M inority Interest	2,733	2,629

Table 18: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and
	(monthly payments)	2008	2007

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	0	5,136
Airbus A319/A320/A321/A340
aircraft and engines	6-Months LIBOR + 1.5% p.a. (6.7%p.a.)	915,339	776,488
	1-Month LIBOR + 1.5% p.a. (3.2%p.a.)
Airbus A330 aircraft, engines and
spare parts	1-Month LIBOR + 1.5% p.a. (4.25%p.a.)	562,330	495,825
Lease obligations	-Month LIBOR + 1.5% p.a. to 1.9% p.a. (7.3%p.a.)	168	825
6-Months LIBOR + 0.7% p.a to 2.3% p.a (12.75% p.a.)		708	1,675
3-Months LIBOR + 0.03% p.a to 2.5% p.a (18.6% p.a.)		1,819	2,522
	Fixed interest of 1,1% p.a.	7,980	5,663

		1,600,648	1,388,089

Current		(193,590)	(161,057)

Non-current		1,407,058	1,227,032

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	12.31.2008	12.31.2007

2009	125,992	144,022
2010	155,799	134,295
2011	160,658	137,357
2012	165,795	141,656
2013	188,397	161,130
After 2013	610,418	508,572

	1,407,058	1,227,032

Financial leases in US
In US GAAP financial reports, TAM had 44 operational lease contracts in 1Q08 (Airbus A319 – 9, Airbus A320 – 20, Airbus A321 – 3, Airbus A330 – 10 e Airbus A340 – 2), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

GAAP

Glossary

Paid Passengers	Total number of passengers who actually paid and flew on all TAM flights transported

RPK	Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor	BELF is the load factor that equalize passenger revenues and operating costs
(BELF)

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 47.1% domestic market share and 72.4% international market share at the end of April 2008. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.7 million subscribers and has awarded more than 5.5 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.